                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                             CytoTherapeutics, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   232923 10 2
                                 (CUSIP Number)


                             CytoTherapeutics, Inc.


                       Frederic A. Eustis, III, Secretary
            Two Richmond Square, Providence, RI 02906 (401) 272-3310 (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 12, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 232923 10 2                                                Page 2 of 8
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      (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
           Above Persons

           Genentech, Inc.
           94-2347624

--------------------------------------------------------------------------------
      (2)  Check the Appropriate Box if a Member of a Group
           Not Applicable          (a)  [  ]    (b) [  ]
--------------------------------------------------------------------------------
      (3)  SEC Use Only

--------------------------------------------------------------------------------
      (4)  Source of Funds
           WC
--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
      (6)  Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of    (7)  Sole Voting Power: 1,329,171 shares of Common Stock.
Shares Bene- (8)  Shared Voting Power:
  ficially        0
Owned by     (9)  Sole Dispositive Power: 1,329,171 shares of Common Stock.
Each        (10)  Shared Dispositive Power:
Reporting         0
Person
--------------------------------------------------------------------------------
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,329,171 shares of Common Stock.
--------------------------------------------------------------------------------
      (12)  Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares     [  ]
            Not Applicable
--------------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            8.2% of Common Stock
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)

            CO

CUSIP No.  232923 10 2                                               Page 3 of 8

ITEM 1:  SECURITY AND ISSUER

1.       Class of Securities:  Common Stock

2.       Issuer:  CytoTherapeutics, Inc. ("CTI")

3.       Principal Address:  Two Richmond Square, Providence, RI  02906

ITEM 2:  IDENTITY AND BACKGROUND

         a.       Reporting Person:  Genentech, Inc. ("Genentech")

         b.       Place of Organization:  Delaware

         c.       Principal Business:  Pharmaceutical company

         d. Principal Business Address: 460 Point San Bruno Blvd., South San Francisco, CA 94080

         e.       Principal Office:  As above

         f.       Criminal Convictions:  None

         g.       Civil Adjudication of Violation of Securities Laws:  None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Common Stock Purchase Agreement between Genentech and CTI (collectively, the "Parties") dated as of November 22, 1996 (the "Purchase Agreement"), Genentech purchased 829,171 shares of CTI's Common Stock, par value $.01 per share (the "CTI Common Stock") for $10.01 per share. The total purchase price of $8,300,000 for the CTI Common Stock was paid in cash from Genentech's working capital.

ITEM 4:  PURPOSE OF TRANSACTION

The purpose of the purchase of the shares of Common Stock described in Item 3 is investment. Depending on its evaluation of CTI's business, prospects, financial condition, the market for CTI securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Item 6, Genentech may decide to sell some or all of its investment in the capital stock of CTI through open market sales or in negotiated transactions, to or through one or more broker dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of CTI as described below or enter into hedging or similar transactions.

The Parties entered into a Development Collaboration and License Agreement Relating to Parkinson's Disease dated as of November 22, 1996 (the
"Collaboration Agreement"). Pursuant to the Collaboration Agreement, CTI will perform pre-clinical and clinical development of Neurturin in CTI's proprietary delivery technology for Parkinson's Disease (the "Licensed Product"). Upon commercialization, Genentech will market the Licensed Product worldwide, will share profits from such commercialization in the United States with CTI, and will pay CTI a royalty on sales of such Licensed Product outside the United States. CTI will retain manufacturing rights and will be paid manufacturing costs for Licensed Product supplied by CTI.
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CUSIP No.  232923 10 2                                               Page 4 of 8

Under the Collaboration Agreement, should Genentech decide to proceed from Phase I to a Phase II clinical trial of the Licensed Product, Genentech will purchase additional shares of CTI Common Stock. In addition, Genentech may purchase additional shares of CTI Common Stock if the costs and expenses of pre-clinical or clinical development of the Licensed Product exceed those expected and agreed upon in advance by Genentech and CTI.

Under the Collaboration Agreement, should Genentech decide to proceed to Phase III trials of the Licensed Product, Genentech will bear the costs of development outside the United States, Genentech and CTI will share the costs of development in the United States, and Genentech will fund CTI's share of such United States development costs by means of a loan (with interest on the outstanding principal amount) that CTI will be entitled to draw down upon to cover such costs (the "Loan"). CTI will be entitled to prepay the Loan or any portion thereof at any time on at least one hundred eighty (180) days advance notice to Genentech, and the outstanding Loan will be required to be repaid in full by CTI within one hundred eighty (180) days after the earlier of (i) seven (7) years from the date funds are first drawn down by CTI or (ii) the earlier of (A) the completion of the analysis of all United States Phase III clinical trials of the Licensed Product, (B) termination of the last such United States Phase III clinical trial, or (C) termination of the Collaboration Agreement in accordance with its terms (except that if the Collaboration Agreement is terminated in accordance with its terms due to Genentech's uncured default thereunder, CTI will be obligated to repay only fifty percent (50%) of the outstanding Loan). CTI will be entitled to make any payment to Genentech under such Loan in whole or in part in the form of cash or shares of CTI Common Stock (at the then prevailing market price).

Under the Collaboration Agreement, (a) if the amount of funding provided by Genentech is greater than the Phase I or Phase II development costs incurred by CTI for the Licensed Product, and (b) if the amount of such overfunding is greater than $1,000,000, and (c) if Genentech has determined not to proceed forward with the development program or the Collaboration Agreement has been terminated in accordance with its terms (except that if the Collaboration Agreement is terminated in accordance with its terms due to Genentech's uncured default thereunder, CTI will be entitled to retain overfunding in an amount equal to CTI's already incurred costs for development work under the Collaboration Agreement), then in such circumstances and subject to the foregoing Genentech shall be entitled to deliver to CTI that number of shares of CTI Common Stock equal to the amount of such overfunding divided by the price for such CTI Common Stock originally paid by Genentech and CTI must pay to Genentech the amount of such overfunding.

Except as described in the foregoing, Genentech does not have any other plan or proposal relating to, or which would result in, any event described in (a) - (j) of the instructions to this Item 4.

ITEM 5:  INTEREST IN SECURITIES OF ISSUER

         a.       Beneficial Ownership by Genentech: 1,329,171
                  Percentage Ownership by Genentech:   8.2%

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto beneficially owns any Common Stock of CTI.

         b.       Sole Voting Power of Genentech:       1,329,171
                  Shared Voting Power:                          0
                  Sole Dispositive Power of Genentech:  1,319,171
                  Shared Dispositive Power:                     0

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto has any sole or shared power to vote or to direct the vote of any CTI Common Stock nor sole or shared power to dispose of or direct the disposition of any CTI Common Stock.

         c. Recent Transactions: Except as set forth in Item 3 above, no transactions in CTI's Common Stock have been effected during the past 60 days by Genentech nor, to the best of its knowledge, by any of the persons listed on Exhibit A hereto.
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CUSIP No.  232923 10 2                                               Page 5 of 8

         d.       Receipt of dividends, etc.:  Not applicable

         e.       Ownership below 5%:  Not applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

Under the Purchase Agreement, Genentech has the right to include shares of the CTI Common Stock in a registration of securities of CTI at any time at least one
(1) year after the closing of the transaction pursuant to the Purchase
Agreement.

Under the Purchase Agreement, Genentech has agreed that during each Restricted Period (as hereinafter defined) it will not, except as otherwise required by law and except to comply with contractual commitments entered into prior to the start of such Restricted Period, sell or agree to sell any shares of CTI capital stock or purchase or sell any options, puts, calls or other securities with respect to CTI's capital stock during a Restricted Period. During each Restricted Period, CTI has agreed that it will not, except as otherwise required by law and except to comply with contractual commitments entered into prior to the start of such Restricted Period, purchase or agree to purchase any shares of its capital stock or purchase or sell any options, puts, calls or other securities with respect to CTI's capital stock (except that such restriction shall not prohibit CTI from issuing stock options, shares of stock or other awards under its stock option, 401(k), employee stock purchase or other similar plans). For purposes of the foregoing, the term "Restricted Period" means a period beginning ten (10) days prior to the first day used in calculating the 20 Day Average (as hereinafter defined) and ending on the day following the last day used in calculating such 20 Day Average, and the "20 Day Average" means the twenty (20) day trading period for shares of CTI Common Stock preceding the closing date agreed upon by the Parties for additional purchases of CTI Common Stock by Genentech as contemplated by the Parties under the Purchase Agreement, as described in Item 4 above.

Under the Purchase Agreement, Genentech has agreed that without the prior consent of the board of directors of CTI, Genentech will not at any time directly or indirectly acquire (or offer to or agree to acquire) any shares or rights or options to acquire shares of CTI Common Stock if following such action Genentech would beneficially own in excess of ten percent (10%) of outstanding CTI Common Stock, except that the foregoing shall not limit any additional purchases of CTI Common Stock by Genentech as contemplated by the Parties under the Purchase Agreement, as described in Item 4 above.

Under the Purchase Agreement, Genentech has agreed that without the prior consent of the board of directors of CTI, Genentech will not make or become a participant in any solicitation of proxies to vote shares of CTI Common Stock, or seek to advise or influence any person with respect to the voting of any voting securities of CTI, or form, joint in or participate in a group with respect to any voting securities of CTI.

ITEM 7:  EXHIBITS

Exhibit 1: Additional information regarding Item 2 hereof.

Exhibit 2:  Purchase Agreement

Exhibit 3:  Collaboration Agreement(1)


--------------

(1) Confidential portions have been omitted. CTI intends to seek confidential treatment of such portions in connection with the filing of the Collaboration Agreement as an Exhibit to its Current Report on Form 8-K.
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CUSIP No.  232923 10 2                                               Page 6 of 8


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 23, 1996

GENENTECH, INC.

/s/ Stephen G. Juelsgaard
Stephen G. Juelsgaard
Vice President and
General Counsel

CUSIP No.  232923 10 2                                               Page 7 of 8

                                    EXHIBIT 1

ITEM 2 (ADDITIONAL INFORMATION):

      LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF GENENTECH, INC.

NAME                                             Present Principal Occupation

EXECUTIVE OFFICERS

William R. Arathoon                     Vice President, Process Sciences

Gregory P. Baird                        Vice President, Corporate Communications

David W. Beier                          Vice President, Government Affairs

Robert L. Garnick, Ph.D.                Vice President, Quality

Marty Glick                             Vice President and Treasurer

Bradford S. Goodwin                     Vice President and Controller

Susan D. Desmond-Hellman                Vice President, Medical Affairs

Dennis Henner                           Vice President, Research Technology

Judy Heyboer                            Senior Vice President, Human Resources

Paul F. Hohenschuh                      Vice President, Manufacturing

Edmon R. Jennings                       Vice President, Corporate Development

Stephen G. Juelsgaard                   Vice President, General Counsel
                                        and Assistant Secretary

Cynthia J. Ladd                         Vice President, Corporate Law

Louis J. Lavigne, Jr.                   Senior Vice President and
                                        Chief Financial Officer

Arthur D. Levinson, Ph.D.               Director and President and
                                        Chief Executive Officer

Ted W. Love                             Vice President, Product Development

M. David MacFarlane, Ph.D.              Vice President, Regulatory Affairs

John P. McLaughlin                      Executive Vice President and Secretary

Polly Moore                             Vice President, Information Resources

James P. Panek                          Vice President, Engineering &
                                        Facilities

Kim Popovits                            Vice President, Sales
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CUSIP No.  232923 10 2                                               Page 8 of 8

David Roche                             Senior Vice President, Sales & Marketing

Nicholas J. Simon, III                  Vice President, Business and
                                        Corporate Development

David Stump                             Vice President and Genentech Fellow

William D. Young                        Executive Vice President


DIRECTORS

Herbert W. Boyer, Ph.D.                 Director of Genentech

Dr. Jurgen Drews                        President, International Research and
                                        Development of the Roche Group

Dr. Franz B. Humer                      Director and Head of the Pharmaceuticals
                                        Division of Roche Holding Ltd

Linda Fayne Levinson                    President of Fayne Levinson Associates,
                                        Inc.

J. Richard Munro                        Chairman of the Executive Committee of
                                        the Board of Time Warner Inc.

Donald L. Murfin                        General Manager of Chemical and
                                        Materials Enterprise Associates, L.P.

John T. Potts, Jr., M.D.                Physician-in-Chief at Massachusetts
                                        General Hospital

C. Thomas Smith, Jr.                    President and Chief Executive Officer of
                                        VHA, Inc.

Robert A. Swanson                       Chairman of the Board of Genentech, Inc.

David S. Tappan, Jr.                    Director of Genentech, Inc.


MAILING ADDRESS FOR ALL
EXECUTIVE OFFICERS AND DIRECTORS:       460 Point San Bruno Boulevard
                                        South San Francisco, CA  94080-4990

During the last five years: (i) none of the individuals described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) none of the individuals described above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a U.S. citizen, except Dr. Humer who is a citizen of Switzerland and Dr. Drews who is a citizen of Germany.